Holicity Inc.

2300 Carillon Point

Kirkland, WA 98033

July 8, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Re:	Holicity Inc.
Draft Registration Statement on Form S-1
Submitted June 9, 2020
CIK No. 0001814329

Dear Sir/Madam:

This letter is submitted on behalf of Holicity Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Draft Registration Statement on Form S-1 (the “Form S-1”), as set forth in your letter to the Company dated July 1, 2020 (the “Comment Letter”). For reference purposes, the text of the comments contained in the Comment Letter have been reproduced herein (in bold), with the Company’s response below each such comment.

Draft Registration Statement on Form S-1

Risk Factors, page 29

1.	You disclose on page 55 that public stockholders will incur an immediate and substantial dilution of approximately 6.6%, or $0.66 per share, representing the difference between the pro forma net tangible book value per share after this offering of $9.34 and the initial offering price of $10.00 per unit. Per your disclosure on page 65, public stockholders will actually incur dilution of $9.34 and the pro forma net tangible book value per share after this offering will be $0.66 per share. Please revise your disclosure to correct this apparent discrepancy.

Company Response: The Company respectfully advises the Staff that the disclosure on page 65 was correct and we have corrected the disclosure on page 55 to conform to it.

Capitalization, page 67

2.	Please enhance your disclosure to clearly show how you are arriving at each as adjusted amount in the notes to your capitalization table. You should also disclose any significant estimates and/or assumptions used to arrive at each of these amounts.

Company Response: The Company respectfully advises the Staff that we have added additional footnotes to the Capitalization table to address your request.

Principal Stockholders, page 107

3.	Please add each of your named executive officers to the table. Refer to Item 403(b) of Regulation S-K.

Company Response: The Company respectfully advises the Staff that we have complied with this request and added our named executive officers to the table.

Financial Statements

Statement of Cash Flows, page F-6

4.	Per your balance sheet, you had accrued expenses of $14,213 as of June 4, 2020. As such, please help us understand why you have presented a change in accrued expenses of $1,278 on your cash flows statement.

Company Response: The Company respectfully advises the Staff that we have added an additional supplemental disclosure on the statement of cash flows to address the Staff’s question.

Note 5 – Commitments and Contingencies

Registration Rights, page F-13

5.	It appears you will enter into a registration rights agreement prior to or on the effective date of this offering. Please disclose whether you anticipate any maximum cash penalties under the registration rights agreement and/or any additional penalties resulting from delays in registering your common stock. Refer to ASC 825-20-50-1.

Company Response: The Company respectfully advises the Staff that the registration rights agreement will not provide for any maximum cash penalties nor any penalties connected with delays in registering the Company’s common stock. Please see the additional disclosure under “Principal Stockholders—Registration Rights” and in Note 5, page F-13. The form of registration rights agreement will be filed with the Commission as an exhibit to a later pre-effective amendment to the Registration Statement.

*        *        *

The Company appreciates the Staff’s attention to the review of its Form S-1. Please contact me at (425) 278-7100 or Andrew Quartner at (301) 919-2502 if you have any questions about the Form S-1 or this letter.

Sincerely,

/s/ Craig McCaw
Craig McCaw
Chief Executive Officer
Holicity Inc.

cc:	Jeff Gordon (SEC)
John Cash (SEC)
Erin Purnell (SEC)
Jay Ingram (SEC)
Steve Ednie (Holicity Inc.)
Marc Silverman (WithumSmith+Brown, PC)
David Sakowitz (Winston & Strawn LLP)

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